Exhibit 99.1

For immediate release

Sify reports revenues of INR 4635 million for
third quarter of FY 2016-17

EBITDA for the quarter stood at INR 701 million

Chennai, Wednesday, January 25, 2017: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2016-17.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4635 million, an increase of 20% over the same quarter last year.

•	EBITDA for the quarter was INR 701 million, an increase of 15% over the same quarter last year.

•	Net Profit for the quarter was INR 176 million, an increase of over 54%, over the same quarter last year.

•	CAPEX during the quarter was INR 510.87 million.

•	Cash balance at the end of the quarter was INR 2055.40 million.

Mr. Raju Vegesna, Chairman, said, “With the Government taking the lead on automation, several projects are now being fast tracked. As Sify is among the earliest evangelists of Digital Transformation, we are being called upon either in operational or consultative roles. This is also marking our movement up the value chain for knowledge based services.”

Mr. Kamal Nath, CEO, said, “In Q3, we have been able to continue the positive momentum from previous quarters, with healthy Order book, Revenue and profitability. Our experience over the years and track record in successful delivery of integrated ICT projects leading to foundation of Digital Transformation are being referenced by other clients who are in similar decision zones. Our partnership portfolio is also being augmented with new-age Technology partners to strengthen our vertical solutions and offerings.”

Mr. M P Vijay Kumar, CFO, said, “The operating performance has improved quarter on quarter, enabling us to make significant investment in capacity building for the future, while still improving our bottom-line.

We have tightened our investment criteria, with the majority of our new infrastructure investments clearly focused on the convergent opportunities in Data Center and Cloud Enablement, which we believe will be at the center of IT growth in India in the coming years.

In the light of the recent communication from NASDAQ, the company is evaluating options and is confident that in due course, the market price will reflect both the present intrinsic value and growth potential of the company.

Cash balance at the end of the quarter was INR 2055.40 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	December	December	September	March
	2016	2015	2016	2016
				(Audited)

Revenue	4,635	3,877	4,392	15,035

Cost of Revenues	(3,007)	(2,530)	(2,787)	(9,104)

Selling, General and Administrative Expenses	(927)	(737)	(970)	(3,480)

EBITDA	701	610	635	2,451

Depreciation and Amortisation expense	(440)	(399)	(432)	(1,598)

Net Finance Expenses	(110)	(104)	(82)	(520)

Other Income	25	7	36	105

Profit for the period	176	114	157	438

Reconciliation with Non-GAAP measure

Profit for the period	176	114	157	438
Add:
Depreciation and Amortisation expense	440	399	432	1,598

Net Finance Expenses	110	104	82	520
Less:
Other Income	(25)	(7)	(36)	(105)

EBITDA	701	610	635	2,451

Business Highlights

Telecom Services

•	Data and Network Managed Services revenue grew by 11% over the same quarter last year. Revenue for the quarter was negatively impacted by a one-off adjustment pertaining to the impact of the cyclone in Chennai.

•	The business added 265 new customers in the quarter.

•	During the quarter, Sify expanded operations to the neighbouring SAARC countries and recorded its first win in the region.

•	Key wins include a large South based Public Sector Bank and a retail fashion chain.

•	During the quarter, Sify launched a Managed Wifi offering that enables large distributed enterprises to deploy a secure, scalable wireless LAN solution across their network. Key wins in this segment include a deployment for a large offshore center for a US multinational and a manufacturing company.

Data Center Services

•	DC services business continued its growth trend with 40% revenue growth over same quarter last year.

•	The business added 12 new customers in this quarter.

•	Among those who signed up were an online search major, a private insurance major, one of India’s largest private banks and a heavy engineering group.

•	Sify continued to invest in DC capacity expansion across all strategic regions - Mumbai, Delhi and Bangalore.

Cloud and Managed Services

•	CMS services business recorded -6% revenue growth over same quarter last year.

•	Sify added 14 new customers in this quarter.

•	Sify won some marque projects and customers, including a health insurance major, a leading infrastructure finance company, one of India’s leading broking houses, a State Government’s Research and Training division and another State Government development body.

•	Sify launched new Enterprise-centric services around the AWS stack, with Direct Connect capabilities providing near zero latency for Sify-hosted customers.

•	For the Web Acceleration and Security portfolio, Sify added 4 clients – One large global fast food delivery chain for accelerating and securing their online web order management system as well one of India’s largest mobile-wallet companies.

•	The business also concluded 2 large contracts from Government of India (GOI) to accelerate their online engagement media.

Applications Integration Services

•	AIS revenue grew by 64% over the same quarter last year.

•	Sify has signed up 12 new customers for the quarter.

•	A pan-India consumer healthcare company has signed up for dealer management services

•	4 reputed customers including a large PSU bank have signed up for the Microsoft Azure business.

•	The business has signed up 3 new customers for Talent Management. In all, the business has enabled over half a million online examinations just this quarter

•	7 prestigious brands have signed up with Sify for Managed SAP services.

•	Sify eLearning won the prestigious Brandon Hall Silver Award for excellence in eLearning. This is Sify’s 12th Brandon Hall Award.

Technology Integration Services

•	Revenue for TIS has grown 45% over same quarter last year.

•	Sify added 22 new clients across Data Centre IT, Network Integration, Security and Collaboration Services.

•	A Large Public Sector Insurance Company has contracted with Sify for Data Centre Infrastructure refresh to deploy and provide Infra Integration services for DC Network, IT Infra Compute and Storage and Security services.

•	Another large Public Sector Insurance company has contracted with Sify to refresh WAN Network Infrastructure across India.

•	During the quarter, Sify successfully handed over projects for Data Center transformation to two Private Insurance companies, deployed IT Infra and Network, Security and Collaboration services for a State Govt Department, a WAN roll out across Public sector insurance company and Security roll out for a public sector oil company. The handover of these projects is a reflection of Sify’s commitment to deliver large complex transformational projects on time.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1400 cities and towns in India. This telecom network today connects 43 Data Centers across India including Sify’s 6 Tier 3 Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2016, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna
Investor Relations & Public Relations	Shiwei Yin
+91 44 22540777 (ext.2055)	+1-646-284-9474
praveen.krishna@sifycorp.com	Shiwei.Yin@grayling.com

20:20 Media
Nikhila Kesavan
+91 9840124036
nikhila.kesavan@2020msl.com